Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2026 and 2025

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

March 18, 2026

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at January 31, 2026 and October 31, 2025
(Expressed in United States dollars)

		As at	As at
	Notes	January 31, 2026	October 31, 2025
Assets
Current
Cash	22(a)	$223,423	$250,148
Prepaid expenses and other receivables		18,292	22,868
Total current assets		241,715	273,016
Property and equipment	6	30,496	35,445
Total assets		$272,211	$308,461

Liabilities
Current
Trade payables and other liabilities	19(b), 22(d)	$224,606	$264,806
Deposit liability	20(d)	63,000	63,000
Current lease liability	9	17,758	16,870
Current term loan	8	48,542	-
Debenture payable	7	38,206	37,119
Convertible debentures	10,22	4,536,762	4,294,559
Derivative liabilities	10,22	377,549	421,409
Warrant liabilities	11	582,951	753,660
Total current liabilities		5,889,374	5,851,423
Non-current lease liability	9	9,494	13,683
Non-current term loan	8	-	46,621
Total liabilities		5,898,868	5,911,727

Shareholders' Deficiency
Share capital	12	93,629,144	93,467,444
Contributed surplus		26,737,547	26,086,012
Equity component of convertible debentures	10	1,076,312	1,898,142
Accumulated deficit		(127,069,660)	(127,054,864)
Total shareholders' deficiency		(5,626,657)	(5,603,266)
Total liabilities and shareholders' deficiency		$272,211	$308,461
Going concern	2
Contingencies	20
Subsequent events	23

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three months ended January 31, 2026 and 2025

(Expressed in United States dollars)

		Three months ended January 31,
	Notes	2026	2025
Operating expenses (income)
General and administrative	17(a)	$27,500	$29,540
Professional, other fees and salaries	17(b)	81,695	71,346
Stock-based compensation	14	177,914	-
Travel and entertainment		8,388	4,790
Depreciation of property and equipment	6	4,696	3,858
Foreign exchange loss (gain)		70,216	(128,030)
Total operating expenses (income)		370,409	(18,496)

Other expenses (income)
Accretion expense	8,10	87,977	73,880
Interest expense on convertible debt	10	184,075	149,710
Other finance expenses	7,9,10,11	6,953	4,457
Loss (gain) on revaluation of warrant liabilities	11	(242,931)	(177,668)
Loss (gain) on revaluation of derivative liabilities	10	(142,431)	(295,618)
Loss (gain) on repayment of convertible debentures	10	5,030	(5,298)
Loss (gain) on extinguishment of convertible debentures	10	93,923	(168,419)
Total other expenses (income)		(7,404)	(418,956)
Income (loss) before income tax provision		(363,005)	437,452
Income tax provision	16	-	-
Net income (loss) and comprehensive income (loss)		$(363,005)	$437,452

Net income (loss) attributable to shareholders
Basic	15	$(363,005)	$437,452
Diluted	15	$(363,005)	$579,783
Weighted average number of outstanding shares, basic and diluted
Basic	15	616,413,702	573,645,335
Diluted	15	616,413,702	685,136,067
Income (loss) per share
Basic	15	$-	$-
Diluted	15	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
For the three months ended January 31, 2026 and 2025

(Expressed in United States dollars)

					Equity component
		Number of		Contributed	of convertible	Accumulated
	Notes	shares	Share capital	surplus	debentures	deficit	Total
Balance at November 1, 2025		616,090,414	$93,467,444	$26,086,012	$1,898,142	$(127,054,864)	$(5,603,266)
Private placements of shares for cash	12	6,555,555	164,106	-	-	-	164,106
Share issuance costs	12	-	(2,406)	-	-	-	(2,406)
Expiry of warrants	13	-	-	(3,209)	-	3,209	-
Expiry of stock options	14	-	-	(345,000)	-	345,000	-
Expiry of convertible debenture conversion option	10	-	-	1,337,152	(1,337,152)	-	-
Renewal of convertible debentures	10	-	-	(515,322)	515,322	-	-
Stock-based compensation	14	-	-	177,914	-	-	177,914
Net income (loss) and comprehensive income (loss) for the period		-	-	-	-	(363,005)	(363,005)
Balance at January 31, 2026		622,645,969	$93,629,144	$26,737,547	$1,076,312	$(127,069,660)	$(5,626,657)

Balance at November 1, 2024		572,985,698	$91,678,279	$27,288,183	$696,671	$(126,386,115)	$(6,722,982)
Private placements of shares for cash	12	5,100,000	100,535	-	-	-	100,535
Share issuance costs	12	-	(2,680)	-	-	-	(2,680)
Exercise of warrants	11	1,679,800	108,325	-	-	-	108,325
Convertible debentures converted into common shares	10,12	4,600,588	118,410	-	-	-	118,410
Expiry of convertible debenture conversion option	10	-	-	604,422	(604,422)	-	-
Renewal of convertible debentures	10	-	-	(813,391)	813,391	-	-
Net income (loss) and comprehensive income (loss) for the period		-	-	-	-	437,452	437,452
Balance at January 31, 2025		584,366,086	$92,002,869	$27,079,214	$905,640	$(125,948,663)	$(5,960,940)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows For the three months ended January 31, 2026 and 2025

(Expressed in United States dollars)

		Three months ended January 31,
	Notes	2026	2025
Operating activities
Net income (loss)		$(363,005)	$437,452
Items not affecting cash:
Depreciation of property and equipment	6	4,696	3,858
Accretion expense	8,10	87,977	73,880
Accrued interest	10	168,374	132,602
Stock-based compensation	14	177,914	-
Loss (gain) on revaluation of warrant liabilities	11	(242,931)	(177,668)
Loss (gain) on repayment of convertible debentures	10,18	5,030	(5,298)
Loss (gain) on revaluation of derivative liabilities	10,18	(142,431)	(295,618)
Loss (gain) on extinguishment of convertible debentures	10,18	68,953	(168,419)
Foreign exchange loss (gain)		41,520	(114,554)
		(193,903)	(113,765)
Net changes in non-cash working capital:
Prepaid expenses and other receivables		4,576	(10,525)
Trade payables and other liabilities		(40,200)	(94,970)
Cash flows used in operating activities		(229,527)	(219,260)

Financing activities
Principal payments on lease liability	9	(4,120)	(4,475)
Private placements of shares and warrants	12	236,328	177,248
Share issuance costs	12	(2,406)	(2,680)
Proceeds from the exercise of warrants	11,12	-	57,360
Proceeds from issuance of convertible debentures	10,18	82,500	43,000
Repayments of convertible debentures	10,18	(109,500)	(21,000)
Cash flows provided by financing activities		202,802	249,453

Net change in cash		(26,725)	30,193
Cash - beginning of period		250,148	125,705
Cash - end of period		$223,423	$155,898

Supplemental cash flow information
Repayment premium (classified in operating activites)	10	$24,970	$-
Interest paid (classified in operating activities)	10	$15,701	$17,108
Interest converted (classified in operating activities)	10	$-	$102,516
Interest paid on non-convertible debt (classified in operating activities)	7	$2,228	$2,175
Interest paid on lease liability (classified in operating activities)	9	$664	$196
Carrying amount of convertible debentures converted into common shares	10,18	$-	$118,410

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as ''Development Partners'') operating internationally in various industry segments. The Company has not generated commercial revenues through January 31, 2026 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the three months ended January 31, 2026, the Company reported a net income (loss) and comprehensive income (loss) of ($363,005) (2025 - $437,452) and negative cash flow from operations of $229,527 (2025 - $219,260). The Company's working capital deficiency as at January 31, 2026 was $5,647,659 (October 31, 2025 - $5,578,407).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through the next twelve months; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three months ended January 31, 2026 and 2025 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on March 18, 2026.

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company's wholly-owned subsidiaries include:

(i)	Inactive subsidiaries	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options, warrants, and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options, warrants, and conversion features based on the application of option pricing valuation models, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk-free interest rate, and exercise price.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Depreciation is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

4. New and revised standards and interpretations

Certain pronouncements were issued by the International Accounting Standards Board ("IASB") or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods commencing on or after November 1, 2025. The Company has adopted these pronouncements as of their effective date, and many are not applicable or do not have a significant impact on the Company and have been excluded. The following amendments were issued but not yet effective. The Company will adopt these amendments as of their effective dates. The Company is currently assessing the impacts of adoption.

(a) IFRS 18 Presentation and Disclosure in Financial Statements, Issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standards replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

4. New and revised standards and interpretations (continued)

(b) Amendment to IFRS 9, Financial Instruments and IFRS 7,Financial Instruments - Disclosures, Issued but not yet effective

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to asses the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Retrospective application is required and early adoption is permitted

(c) Amendment to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, Issued but not yet effective

The amendment addresses a conflict between the requirements of IAS 28 and IFRS 10 and clarifies that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impact on adoption.

5. Patents

	As at			As at
	November 1,			January 31,
	2025	Additions	Foreign Exchange	2026
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	$(681,288)	-	-	$(681,288)
Net book value	$-			$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. The patents are fully amortized as at January 31, 2026.

6. Property and equipment

	As at			As at
	November 1,			January 31,
	2025	Additions	Foreign Exchange	2026
Cost
Computers	$12,239	$-	$-	$12,239
Right-of-use assets	34,972	-	-	$34,972
	47,211	-	-	47,211

Accumulated depreciation
Computers	$7,622	$332	$14	$7,968
Right-of-use assets	4,144	4,364	239	8,747
	11,766	4,696	253	16,715
Net book value	$35,445			$30,496

7. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals. The most recent extension on December 17, 2025 extended the debenture to June 17, 2026. The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at a rate of 24% and is unsecured. As at January 31, 2026, the debenture had an outstanding balance of $38,206 ($51,500 CAD) (October 31, 2025 - $37,119 ($51,500 CAD)). During the three months ended January 31, 2026, total interest expense of $2,228 (2025 - $2,175) was recognized in the unaudited condensed interim consolidated statement of operations and comprehensive income (loss).

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

8. Term loan

The Company was granted a $60,000 CAD ($44,058 USD) unsecured, interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company were to have repaid $40,000 CAD ($29,372 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD would have been forgiven. The balance was not paid by January 18, 2024, and as a result, on January 19, 2024 the CEBA loan was converted to a 3-year term loan, bearing interest at 5% per annum, paid monthly. The total principal balance plus any accrued and unpaid interest is payable in full on December 31, 2026. The amount of interest expense incurred during the three months ended January 31, 2026 is $545 (2025 - $375).

The continuity of the term loan is summarized as follows:

Balance, October 31, 2025	$46,621
Accrued interest	545
Foreign exchange	1,376
Balance, January 31, 2026	$48,542

9. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario. The original lease agreement had a term of August 1, 2022 to July 31, 2025. On June 16, 2025, the Company entered into a lease extension agreement, whereby the lease term was extended for additional 2 years, expiring July 31, 2027. The lease liability was remeasured at the date of the modification, using an incremental borrowing rate of 9%.

The lease liability is summarized as follows:

Balance, October 31, 2025	$30,553
Interest expense	664
Lease payments	(4,784)
Foreign exchange	819
Balance, January 31, 2026	$27,252

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at January 31, 2026:

USD
Less than one year	$18,935
Between one and five years	$14,201

(b) As a lessor

The Company sub-let a portion of its office space under a lease agreement for a term of three years, that expired July 31, 2025. The Company entered into a lease extension agreement, whereby the sublease term was extended for additional 2 years, expiring July 31, 2027. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the three months ended January 31, 2026, the Company recognized a total of $3,661 (2025 - $3,561) as rental income which has been recorded as a reduction to general and administrative expenses on the condensed interim consolidated statement of operations and comprehensive income (loss).

The following represents a maturity analysis of the Company's lease payments to be received after January 31, 2026:

USD
Less than one year	$14,915
Between one and five years	$7,455

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CAD") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at January 31, 2026:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Loan principal outstanding	$1,852,784	$2,137,087	*	$501,250

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	23% - 24%		24% - 172%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	*	(i) - (ii)
Remaining life (in months)	1 - 6	0 - 6		0 - 10

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,851,333	$1,548,046		$231,600	$3,630,979
Interest payable	292,254	574,063		39,466	905,783
Convertible debentures	$2,143,587	$2,122,109		$271,066	$4,536,762

Derivative liabilities	$-	$140,326		$237,223	$377,549
Equity component of convertible debentures	$1,076,312	$-		$-	$1,076,312

For the three months ended January 31, 2026

	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
Accretion expense	$1,368	$30,050		$56,014	$87,432
Interest expense	$102,175	$77,154		$4,746	$184,075
Loss (gain) on revaluation of derivative liabilities	$-	$(142,281)		$(150)	$(142,431)
Loss (gain) on repayment of convertible debentures	$-	$(43)		$5,073	$5,030
Loss (gain) on extinguishment of convertible debentures	$(2,818)	$71,771		$24,970	$93,923

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	*	$-
Amount of interest converted to common shares	$-	$-	*	$-

Number of common shares issued on conversion of convertible debentures	-	-		-	-

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$39,500		$70,000	$109,500
Amount of interest repaid in cash	$806	$13,553		$1,342	$15,701

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2025:

*Denominated in CAD	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding	$1,717,541	$2,158,314*	$488,750

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	23% - 24%	24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	(i) - (ii)
Remaining life (in months)	0 - 4	0 - 6	0 - 12

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,717,541	$1,494,980	$185,858	$3,398,379
Interest payable	326,127	533,990	36,063	896,180
Convertible debentures	$2,043,668	$2,028,970	$221,921	$4,294,559

Derivative liabilities	$-	$191,039	$230,370	$421,409
Equity component of convertible debentures	$1,898,142	$-	$-	$1,898,142

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the three months ended January 31, 2025:

*Denominated in CAD	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
Accretion expense	$1,368	$49,463	$23,049	$73,880
Interest expense	$84,176	$62,868	$2,291	$149,335
Loss (gain) on revaluation of derivative liabilities	$-	$(329,883)	$34,265	$(295,618)
Loss (gain) on repayment of convertible debentures	$-	$-	$(5,298)	$(5,298)
Loss (gain) on extinguishment of convertible debentures	$(2,818)	$(165,601)	$-	$(168,419)

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$66,000*	$-
Amount of interest converted to common shares	$44,106	$84,000*	$-
Number of common shares issued on conversion of convertible debentures	1,600,588	3,000,000	-	4,600,588

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$-	$5,000	$21,000
Amount of interest repaid in cash	$3,029	$14,079	$-	$17,108

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined with option pricing models. The underlying assumptions are as follows:

	As at January 31,	As at October 31,
	2026	2025
Volatility factor (based on historical volatility)	58% - 124%	30% - 129%
Risk free interest rate	2.19% - 2.28%	2.22% - 2.28%
Expected life of conversion features (in months)	0 - 10	0 - 12
Expected dividend yield	0%	0%
CAD to USD exchange rate (as applicable)	0.7343	0.7134
Call value	$0.00 - $0.01	$0.00 - $0.01

The key unobservable input in these models relates to volatility. Volatility was estimated using the historical volatility of the Company's stock prices for common shares. Changes in these assumptions may affect the fair value estimates of the derivative liabilities.

11. Warrant liability

During the three months ended January 31, 2026, the Company issued warrants as specified in note 12. These warrants were issued in connection with private placements. The details of the warrants issued, including the exercise price and expiry date, are disclosed in note 12.

The Company determined that these warrants were exchangeable into a variable number of shares, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss ("FVTPL"). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrant is based on the contractual term. The values as at the grant date are as follows:

January 13, 2026
(Grant Date)
Share price	$0.02 ($0.03 CAD)
Exercise price	$0.04 ($0.06 CAD)
Volatility factor (based on historical volatility)	154%
Risk free interest rate	2.53%
Expected life (in years) of warrant	1.0
Expected dividend yield	0%

As at January 31, 2026, the Company re-valued the warrant liability with the following range of inputs, assumptions and results, respectively:

January 31, 2026
Share price	$0.03 ($0.035 CAD)
Exercise price	$0.04 ($0.05 CAD)
Volatility factor (based on historical volatility)	131% - 167%
Risk free interest rate	2.50%
Expected life (in years) of warrant	1.0 - 2.5
Expected dividend yield	0%

The following summarizes the warrant activity for the three months ended January 31, 2026:

	Number of	Fair value as at	Weighted average
	warrants	period end	exercise price
Outstanding at October 31, 2025	36,041,331	$753,660	$0.04
Issued in a private placement (note 12 (b))	6,555,555	72,222	0.04
Loss (gain) on revaluation of outstanding warrant liabilities	-	(242,931)	-
Outstanding at January 31, 2026	42,596,886	$582,951	$0.04

During the three months ended January 31, 2026, the Company allocated share issuance costs totalling $1,061 (2025 - $2,086) to the warrants issued, which were included in other finance expenses in the statement of operations and comprehensive income (loss). See note 12.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

12. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

On January 13, 2026, the Company completed a non-brokered private placement and issued 6,555,555 units at $0.04 ($0.05 CAD) per unit for gross proceeds of $236,328. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.06) for a period of 1 year following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $72,222 using the Black-Scholes option pricing model. See note 11. All securities issued are subject to a 4 month hold period expiring May 13, 2026. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $3,467 and allocated $2,406 to the common shares and $1,061 to the warrants issued.

13. Warrants

The following summarizes the broker warrants activity for the three months ended January 31, 2026:

	Number of	Grant date	Weighted average
	warrants	fair value	exercise price
Outstanding at October 31, 2025	63,000	$3,209	$0.07
Expired	(63,000)	(3,209)	(0.07)
Outstanding at January 31, 2026	-	$-	$-

14. Stock options

(a) Stock option plan

Under the Company's fixed stock option plan (the "Plan"), the Company could grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

	Number of	Weighted average
	options	exercise price
Outstanding at October 31, 2025	8,750,000	$0.06
Granted	5,900,000	0.04
Expired	(5,750,000)	(0.05)
Outstanding at January 31, 2026	8,900,000	$0.05

(c) Stock options outstanding at January 31, 2026

The Company issued a total of 5,900,000 common share options to directors, officers and employees in December 2025. These stock options have an exercise price of $0.04 ($0.05 CAD) per share. These options are fully vested upon issuance. 4,000,000 of the common shares issued were to related parties of the Company.

				Weighted average
		Options	Options		Remaining
Date of issue	Expiry date	outstanding	exercisable	Exercise price	contractual life
October 8, 2021	October 8, 2026	1,000,000	1,000,000	0.07	0.7
March 20, 2023	March 20, 2028	2,000,000	2,000,000	0.07	2.1
December 30, 2025	December 30, 2030	5,900,000	5,900,000	0.04	4.9
As at January 31, 2026		8,900,000	8,900,000	$0.05	3.8

During the three months ended January 31, 2026, the Company recorded an expense of $177,914 for the vesting of stock options (2025 - $nil).

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

15. Income (loss) per share

Basic and diluted income (loss) per share are calculated using the following numerators and denominators:

	Three months ended January 31,
Numerator	2026	2025
Net income (loss) attributable to common shareholders and used in computation of basic and diluted income (loss) per share	$(363,005)	$437,452
Add: adjustments for dilutive effects	-	142,331
Net income (loss) attributable to common shareholders and used in computation of diluted income (loss) per share	$(363,005)	$579,783

Denominator
Weighted average number of common shares for computation of basic and diluted income (loss) per share	616,413,702	573,645,335
Dilutive effects of convertible features (note 10)	-	111,490,732
Weighted average number of common shares for computation of diluted income (loss) per share	616,413,702	685,136,067

For the three months ended January 31, 2026, all convertible debentures, stock options and warrants were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

For the three months ended January 31, 2025, all CAD (embedded derivative) convertible debentures, stock options, and warrants were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

16. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at January 31, 2026, the Company has non-capital losses of approximately $37.5 million, $33.1 million in Canada and $4.4 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at January 31, 2026, and October 31, 2025, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

17. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

		Three months ended January 31,
	Notes	2026	2025
General and administration	6	$14,607	$17,295
Investor relations, listing and filing fees		8,415	8,202
Telephone		4,478	4,043
		$27,500	$29,540

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended January 31,
	2026	2025
Professional and consulting fees	$35,840	$29,163
Salaries and benefits	45,855	42,183
	$81,695	$71,346

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

18. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Three months ended January 31,
	2026	2025
Balance - beginning of period	$4,715,968	$5,423,948
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	82,500	43,000
Repayments of convertible debentures	(109,500)	(21,000)
Non-cash changes:
Accretion expense	87,977	73,880
Accrued interest on convertible debentures	168,374	132,602
Loss (gain) on repayment of convertible debentures	5,030	(5,298)
Loss (gain) on conversion of convertible debentures	-	-
Loss (gain) on revaluation of derivative liabilities	(142,431)	(295,618)
Loss (gain) on extinguishment of convertible debt	68,953	(168,419)
Convertible debentures converted into common shares	-	(118,410)
Convertible debentures settled for units	-	(45,311)
Foreign exchange loss	37,440	(111,725)
Balance - end of period	$4,914,311	$4,907,649

19. Key management compensation and related party transactions The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended January 31,
	2026	2025
Professional, other fees, and salaries	$33,235	$25,492
Stock-based compensation	120,619	-
	$153,854	$25,492

During the three months ended January 31, 2026, key management were awarded 4,000,000 stock options (note 14)

(b) Trade payables and other liabilities

Included in accounts payable at January 31, 2026 is $2,182 payable to a director (October 31, 2025 - $nil).

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

20. Commitments and contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the

Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company reports the recovery of this contingent asset as funds are received. During the three months ended January 31, 2026, the Company has recorded a recovery of $1,008 received in the period as a reduction of legal expenses (2025 - $1,002).

(c) On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. In August 2024, management attended legal discoveries and presented the Company's position. The matter proceeded to non-binding arbitration in October

2024 which ended without reaching to an agreement. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these interim condensed consolidated financial statements.

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipments and the Company will provide all engineering support and expertise as required. As at January 31, 2026, a formal agreement relating to the Project has not been executed.

As at January 31, 2026, the Company received total advances of $63,000 from the Parties and has paid $126,000 to a third party for the construction of the hardware equipment. During the year ended October 31, 2025, the hardware equipment was produced, and the amounts transferred to inventory. As at October 31, 2025, the Company determined that the net realizable value was $nil, and the full amount of $126,000 was expensed.

(e) On December 3, 2024, the Company entered into an agreement with a third party to conduct research with the intention to develop intellectual property. If the project is successful, the Company will have the right to obtain a license for use of the intellectual property, the terms of which to be negotiated at that time. As at January 31, 2026, the Company has paid $47,795 ($67,000 CAD) (October 31, 2025 - $47,795 ($67,000 CAD)), which has been recognized as an expense. As at January 31, 2026, the Company is committed to pay an additional $23,541 ($33,000 CAD) on November 6, 2026. The agreement may be terminated with thirty days notice. There can be no assurances that the agreement will lead to successful development of intellectual property as contemplated, or at all.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three month period ended January 31, 2026.

22. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CAD). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at January 31, 2026, and October 31, 2025, balances that are denominated in CAD are as follows:

	As at	As at
	January 31,	October 31,
	2026	2025
	CAD	CAD
Cash	$52,978	$232,612
Other receivables	$24,911	$20,548
Trade payables and other liabilities	$305,777	$371,095
Convertible debentures	$2,889,975	$2,844,085
Debenture payable	$51,500	$51,500
Derivative liabilities	$191,102	$267,787
Warrant liabilities	$793,887	$1,056,434
Term loan	$63,107	$65,351

A 10% strengthening of the US dollar against the CAD would decrease net income (loss) and comprehensive income (loss) by $308,000 as at January 31, 2026 (October 31, 2025- decrease net income (loss) and comprehensive income (loss) by $314,000). A 10% weakening of the USD against the CAD would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures, term loan and debenture payable. The exposure to interest rates on convertible debentures and the debenture payable is limited due to the short-term nature of these instruments. The Company's term loan is at a fixed interest rate. The exposure to interest rates for the Company is considered minimal.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $223,423 as at January 31, 2026 (October 31, 2025 - $250,148). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

The risk for cash is mitigated by holding these balances with with central banks and financial institution counterparties that are highly rated. The Company therefore does not expect any credit losses on its cash.

The risk of credit loss on receivable is substantially mitigated by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to other receivables.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

22. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. All financial liabilities are due within 1 year as at January 31, 2026.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	January 31,	October 31,
	2026	2025
Less than 30 days past billing date	$-	$-
Over 30 days past billing date	224,606	264,806
	$224,606	$264,806

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at January 31,		As at October 31,
	2026		2025
	Convertible		Convertible
	debentures	Debenture payable	debentures	Debenture payable
Less than three months	$2,570,841	$38,206	$2,553,796	$37,119
Three to six months	1,787,587	-	1,644,597	-
Six to twelve months	456,250	-	443,750	-
	$4,814,678	$38,206	$4,642,143	$37,119

(iii) Warrant liabilities

The following represents an analysis of the maturity of warrant liabilities:

	As at	As at
	January 31,	October 31,
	2026	2025
Less than one year	$122,852	$-
Between one to five years	460,099	753,660
Greater than five years	-	-
	$582,951	$753,660

(iv) Term loan

The following represents an analysis of the maturity of the term loan:

	As at	As at
	January 31,	October 31,
	2026	2025
Less than one year	$50,558	$-
Between one to five years	-	49,732
Greater than five years	-	-
	$50,558	$49,732

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

23. Subsequent events

Subsequent to January 31, 2026:

(a) The Company secured two (2) convertible debentures totaling $190,000 USD with a 12 month term and conversion features which become effective six months after initiation date.

(b) The Company made payments of $26,410 USD ($36,633 CDN) and of $157,500 USD towards convertible debentures.

(c) The Company issued 3,367,812 common shares upon conversion of debentures.

(d) The Company extended convertible debentures that were within 3 months of maturity date for an additional six (6) months.